Shanda Announces New 3-D MMORPG Lazeska for 2008 Pipeline

Shanghai, China—February 19, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, China’s leading interactive entertainment media company, introduced today a new 3D MMORPG Lazeska to its 2008 pipeline.

Lazeska, the first online game featuring massive air combat among fleets of air ships, is an exciting 3-D MMORPG where players journey to the ends of the earth to uncover the secrets of the universe. Lazeska expands the battlefield to include the sky, land and sea, and players can participate in geometric play across all three battlefields. The game’s console-like fighting and “rock on” system allow for strategic combat and adventure. Lazeska is expected to enter open beta testing in China in the second half of 2008. Lazeska is developed by Actoz Soft Co., Ltd. (“Actoz”), a leading Korean online game developer.

“We are proud to introduce Lazeska, a high quality 3-D MMORPG and a result of three years hard work by Actoz. The air combat action and high-end graphics would appeal to a broad range of players in our extensive user base, especially those who enjoy MMORPGs,” said Tianqiao Chen, Chairman and CEO of Shanda. “Lazeska is an important new title which enhances our pipeline and more importantly demonstrates the strength of Actoz’s research and development capabilities. We expect it to enjoy great success in China.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

About Actoz Soft Co., Ltd.

Actoz Soft Co., Ltd. (Kosdaq: 052790.KQ) is a leading South Korean developer, operator and publisher of online games founded in 1996. Actoz holds co-copyrights to several of the leading online games in China, including Mir II and Mir III. Actoz has also licensed online games to other markets, including Europe, Japan, India, Thailand, Singapore, Malaysia and Taiwan. In addition, Actoz develops online games and operates certain online games in its home market of Korea. Shanda is now the controlling shareholder of Actoz. For more information about Actoz, please visit http://www.actoz.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the Company’s expectations regarding the success of Lazeska, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to that Lazeska may not be well received by users and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SNDA/G

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Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn

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